COMMENTS RECEIVED ON 01/16/2025

FROM KIM McMANUS

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Value Discovery Fund

POST-EFFECTIVE AMENDMENT NO. 210

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Value Fund

Fidelity Dividend Growth Fund

POST-EFFECTIVE AMENDMENT NO. 167

1)

All funds

“Fund Summary” (Prospectus)

“Fee Table”

C:

The Staff requests we explain the reason for including the estimated footnote.

R:

Although each fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N−1A, the “Management fee” and “Other expenses” line items of the fee table include certain fees and expenses that are expected to be incurred in different amounts by these classes as compared to other classes of a fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because the classes have not begun incurring these fees and expenses.

2)

All funds

“Fund Summary” (Prospectus)

“Performance”

C:

The Staff requests we ensure that each fund has appropriate prospectus disclosure comparing performance to an “appropriate broad-based securities market index” and identifies the index as such.

R:

We confirm that all funds will have prospectus disclosure comparing performance to an “appropriate broad-based securities market index” per instruction 6 to Item 27(d)(2) of Form N-1A.

3)

All funds

“Power of Attorney”

C:

The Staff requests we update Mr. Chiel’s Power of Attorney, which was signed in June of 2020.

R:

Mr. Chiel’s Power of Attorney remains current and has not been revoked. As such, no updated Power of Attorney is required.

4)

Fidelity Blue Chip Value Fund and Fidelity Dividend Growth Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the

80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

Each fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

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Attachment 1

Fidelity Value Discovery Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.65% A, B	0.65% A, B	0.65% A, B	0.65% A, B	0.53% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Total annual operating expenses	0.91%	1.16%	1.66%	0.66%	0.54%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the Russell 3000® Value Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$663	$663	$464	$464	$269	$169	$67	$67	$55	$55
3 years	$848	$848	$706	$706	$523	$523	$211	$211	$173	$173
5 years	$1,050	$1,050	$966	$966	$902	$902	$368	$368	$302	$302
10 years	$1,630	$1,630	$1,710	$1,710	$1,766	$1,766	$822	$822	$677	$677

Fidelity Blue Chip Value Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.84% A, B	0.83% A, B	0.84% A, B	0.78% A, B	0.71% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.03% B	0.03% B	0.03% B	0.03% B	0.03% B
Total annual operating expenses	1.12%	1.36%	1.87%	0.81%	0.74%

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AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the Russell 1000® Value Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$683	$683	$484	$484	$290	$190	$83	$83	$76	$76
3 years	$911	$911	$766	$766	$588	$588	$259	$259	$237	$237
5 years	$1,156	$1,156	$1,069	$1,069	$1,011	$1,011	$450	$450	$411	$411
10 years	$1,860	$1,860	$1,928	$1,928	$1,995	$1,995	$1,002	$1,002	$918	$918

Fidelity Dividend Growth Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.71% A, B	0.71% A, B	0.71% A, B	0.71% A, B	0.59% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Acquired fund fees and expenses	0.09%	0.09%	0.09%	0.09%	0.09%
Total annual operating expenses	1.06%	1.31%	1.81%	0.81%	0.69%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the S&P 500® Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$677	$677	$479	$479	$284	$184	$83	$83	$70	$70
3 years	$893	$893	$751	$751	$569	$569	$259	$259	$221	$221
5 years	$1,126	$1,126	$1,043	$1,043	$980	$980	$450	$450	$384	$384
10 years	$1,795	$1,795	$1,874	$1,874	$1,930	$1,930	$1,002	$1,002	$859	$859

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